SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                             ATLANTIS PLASTICS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.10 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   049156 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 ANTHONY F. BOVA
                                1870 THE EXCHANGE
                                    SUITE 200
                             ATLANTA, GEORGIA 30339
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (continued on following pages)

                                PAGE 1 OF 6 PAGES

CUSIP NO.  049156 10 2                13D                      PAGE 2 OF 6 PAGES

------- -----------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ANTHONY F. BOVA - SOCIAL SECURITY NUMBER ###-##-####
------- -----------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]

------- -----------------------------------------------------------------------
 3      SEC USE ONLY



------- -----------------------------------------------------------------------
 4      SOURCE OF FUNDS

        PF (CASH USED TO PURCHASE 35,000 SHARES - SEE ITEM 3 BELOW)
        00  OUTSTANDING STOCK OPTION - SEE ITEM 3 BELOW)
------- -----------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               [ ]


------- -----------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION


        UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
         NUMBER OF SHARES         7     SOLE VOTING POWER
                                        220,000
                                        SEE ITEM 5(A) HEREIN

        BENEFICIALLY OWNED        8     SHARED VOTING POWER
                                        35,000 SHARES ARE OWNED WITH HIS WIFE,
                                        CATHERINE M. BOVA
                                        SEE ITEM 5(A) HEREIN

        BY EACH REPORTING         9     SOLE DISPOSITIVE POWER
                                        220,000
                                        SEE ITEM 5(A) HEREIN

           PERSON WITH           10     SHARED DISPOSITIVE POWER
                                        35,000 SHARES ARE OWNED WITH
                                        HIS WIFE, CATHERINE M. BOVA
                                        SEE ITEM 5(A) HEREIN
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        255,000  SEE ITEM 5(A) HEREIN
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]


-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        5.4%  SEE ITEM 5(A) HEREIN
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON


        IN
-------------------------------------------------------------------------------

                                  ----------------------------------------------
                                                PAGE 3 OF 6 PAGES
                                  ----------------------------------------------


1        SECURITY AND ISSUER.

         This Statement relates to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), of ATLANTIS PLASTICS, INC. ("Atlantis" or the "Company"). The executive offices of Atlantis are located at 1870 The Exchange, Suite 200, Atlanta, Georgia 30339.

2        IDENTITY AND BACKGROUND.

         (a)-(c) Anthony F. Bova ("Bova") is a Georgia resident. Mr. Bova's address is 1870 The Exchange, Suite 200, Atlanta, Georgia 30339. Mr. Bova is currently the President, Chief Executive Officer and Director of Atlantis.

         (d) Mr. Bova has not been convicted in a criminal proceeding in the last five years.

         (e) During the last five years, Mr. Bova has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

         (f)        Mr. Bova is a United States citizen.

3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except for the 35,000 shares purchased by Mr. Bova as indicated below, all other shares of Atlantis beneficially owned by the Reporting Person are not outstanding and are subject to issuance pursuant to the Reporting Person's stock options described below. The Reporting Person did not pay any consideration for the stock options, all of which were granted to him by Atlantis as part of his compensation for his services as an officer of Atlantis, as described below.

         The Company granted the Reporting Person under the Amended and Restated 1990 Stock Option Plan options vesting 20% per year for 5 years, with a term of 10 years as follows:

                  NUMBER OF SHARES          EXERCISE PRICE ($)

                        150,000                  5  7/8
                        100,000                  8  7/8
                        100,000                 11  7/8

         In November 1995, the Reporting Person purchased 35,000 shares in a private transaction from a major stockholder of Atlantis Plastics, Inc., at a price of $3.50 per share which the Reporting Person paid in cash.

         On February 14, 1996, the Compensation Committee of the Company granted the Reporting Person options for 25,000 shares under its Amended and Restated 1990 Stock Option Plan, with an exercise price of $4.75 per share, vesting 20% per year for 5 years and an option term of 10 years.

         On February 13, 1998, the Compensation Committee of the Company granted the Reporting Person additional options for 48,000 shares under its 1997 Stock Option Plan, at an exercise price of $5.50 per share, vesting 20% per year for 5 years and an option term of 10 years.

                                  ----------------------------------------------
                                                PAGE 4 OF 6 PAGES
                                  ----------------------------------------------

         Both stock option plans have been registered pursuant to an S-8 filing. As of this filing, 220,000 shares are immediately exercisable. The following table summarizes the option grants and of those grants, the options which have vested:


 GRANT                        OPTIONS       OPTIONS        OPTION           DATE OF
  DATE          TYPE          GRANTED     OUTSTANDING       PRICE          EXPIRATION          OPTIONS VESTED
--------  -----------------  ----------  --------------  -------------     ----------     ----------------------------

02/01/1995  Non Qualified     150,000        150,000      $5.8750        02/01/2005        90,000 (current)
                                                                                           30,000 on 02/01/1999
                                                                                           30,000 on 02/01/2000
02/01/1995  Non Qualified     100,000        100,000      $8.8750        02/01/2005        60,000 (current)
                                                                                           20,000 on 02/01/1999
                                                                                           20,000 on 02/01/2000
02/01/1995  Non Qualified     100,000        100,000     $11.8750        02/01/2005        60,000 (current)
                                                                                           20,000 on 02/01/1999
                                                                                           20,000 on 02/01/2000
02/14/1996  Non Qualified      25,000         25,000      $4.7500        02/14/2006        10,000 (current)
                                                                                            5,000 on 02/14/1999
                                                                                            5,000 on 02/14/2000
                                                                                            5,000 on 02/14/2001
02/13/1998  Non Qualified      48,000         48,000      $5.5000        02/13/2008             0 (current)
                                                                                            9,600 on 02/13/1999
                                                                                            9,600 on 02/13/2000
                                                                                            9,600 on 02/13/2001
                                                                                            9,600 on 02/13/2002
                              _______        _______                                        9,600 on 02/13/2003
                                                                                          --------
TOTALS                        423,000        423,000                                      220,000


4        PURPOSE OF TRANSACTION.

         The Reporting Person has acquired the outstanding shares of Class A Common Stock owned by him for investment purposes and not with the view to, or for resale in connection with, any distribution thereof, however, the Reporting Person may at any time, or from time to time, depending on, among other things, his personal circumstances and need for liquidity, and his investment objectives, including diversification, sell or otherwise liquidate all or any portion of his shares of Class A Common Stock, including shares he may purchase upon exercise of the stock options described herein. The Reporting Person has no present intention of selling, granting any participation in, or otherwise distributing the Class A Common Stock. See Item 3 herein.

5        INTEREST IN SECURITIES OF ISSUER.

(a) To the best knowledge of Mr. Bova, as of June 26, 1998, he is the beneficial owner of 255,000 shares of Class A Common Stock which include (i) 35,000 shares directly owned with his wife as tenants in common; and (ii) 220,000 shares issuable upon exercise of presently exercisable options granted pursuant to the Company's Amended and Restated

                                  ----------------------------------------------
                                                PAGE 5 OF 6 PAGES
                                  ----------------------------------------------


                  1990 Stock Option Plan, or approximately 5.4% of the Class A Common Stock currently outstanding, as calculated under applicable rules.

(b) Mr. Bova has the sole power to vote and dispose of 220,000 of his shares of Class A Common Stock, and shared power with respect to the 35,000 shares owned with his wife.

(c)      See Item 3 herein.

(d)      Inapplicable.

(e)      Inapplicable

6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Mr. Bova's options described above to purchase shares of the Company's Class A Common Stock are subject to the terms and conditions of the Atlantis Amended and Restated 1990 Stock Option Plan and its 1997 Stock Option Plan, including Mr. Bova's option agreements pursuant to and in accordance with such plans.

7        MATERIAL TO BE FILED AS EXHIBITS.


          EXHIBIT NUMBER                   DESCRIPTION
          --------------            --------------------------
              1         Amended and Restated 1990 Stock Option Plan of
                        Atlantis(1)

              2         1997 Stock Option Plan of Atlantis(2)
---------------

(1) Incorporated by reference to Exhibit 10.2 and filed with the Atlantis Registration Statement on Form S-8, filed on April 28, 1992, File No. 33-41012.
(2) Incorporated by reference to Exhibit A, filed with the Atlantis Schedule 14A filed on April 29, 1997.

                                  ----------------------------------------------
                                                PAGE 6 OF 6 PAGES
                                  ----------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       JUNE 26, 1998
                                                      --------------------------
                                                           (Date)

                                                      /S/ ANTHONY F. BOVA
                                                      --------------------------
                                                          (Signature)